UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                         SEC FILE NUMBER 000-29179

                             [ X ]  FORM 10-Q

                      For Period Ended: July 31, 2001

                      PART I - REGISTRANT INFORMATION

Full Name of Registrant: Laniprin Life Sciences Inc.

Former Name if Applicable: Brass Incorporated

Address of Principal Executive Office (Street and Number):

1900 South Ocean Blvd., Suite 5E
Pompano Beach, Florida 33034

                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management was unable to complete the required review procedures in a timely fashion.

                       PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

George Andrews, (303) 979-3224

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Laniprin Life Sciences Inc.
                        (Formerly Brass Incorporated)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2001            By:      /s/ George Andrews
                                            ------------------
                                            George Andrews, President